UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 5, 2014

Commission File Number: 333-173626

UCI Holdings Limited

(Translation of registrant’s name into English)

UCI Holdings Limited

Level Nine

148 Quay Street

Auckland 1010 New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

UCI Holdings Limited wishes to furnish the information below for the benefit of its investors.

UCI Holdings Limited today announced that its shareholder had advised that it is undertaking a strategic review of its ownership of its UCI business, as part of a broader strategic review of the commonly-owned automotive aftermarkets businesses (which includes businesses operated by Autoparts Holdings Limited).

The strategic review may result in a decision to sell some or all of those businesses, although no decision has been made at this time to do so.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCI Holdings Limited
(Registrant)

Date: August 5, 2014	By:	/s/ Ricardo F. Alvergue
	Name:	Ricardo F. Alvergue
	Title:	Chief Financial Officer